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                                                                    EXHIBIT 18
BEAR STEARNS

                                                      Bear, Stearns & Co. Inc.

                                                               Citicorp Center
                                                            One Sansome Street
                                               San Francisco, California 94104
                                                                (415) 772-2900

                                                              Atlanta - Boston
                                                Chicago - Dallas - Los Angeles
                                                      New York - San Francisco

                                                Frankfurt - Geneva - Hong Kong
                                                        London - Paris - Tokyo



                                            May 18, 1994

Board of Directors
The ASK Group, Inc.
2880 Scott Boulevard
Santa Clara, California 95050


Dear Sirs:

     We understand that Computer Associates International, Inc. ("Computer Associates'') has offered to acquire all of the outstanding shares of common stock (the "Shares'') of The ASK Group, Inc. ("ASK''). You have provided us with the merger agreement among ASK, Computer Associates, and Speedbird Merge, Inc. ("Merger Subsidiary'') in substantially final form (the "Merger Agreement''). Pursuant to the Merger Agreement, Merger Subsidiary will promptly commence a tender offer for all of the Shares at a cash price of $13.25 per share, to be followed as promptly as practical by a cash merger at the same price (collectively, the "Transaction'').

     You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the shareholders of ASK.

     In the course of our analyses for rendering this opinion, we have:

     1.  reviewed the Merger Agreement;

     2. reviewed ASK's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended June 30, 1991 through 1993, and its Quarterly Reports on Form 10-Q for the periods ended September 30, 1993, December 31, 1993, and March 31, 1994;

     3. reviewed certain operating and financial information, including projections, provided to us by ASK's management relating to its business prospects;

     4. met with certain members of ASK's senior management to discuss its operations, historical financial statements and future prospects;

     5. considered our discussions with certain potential buyers for all or part of ASK;

     6. met with certain members of ASK's senior management to discuss the contacts made by Unterberg Harris and ASK to potential buyers for all or part of ASK;

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     7.  reviewed the historical market prices and trading volume of the
         Shares;

     8. reviewed publicly available financial information and stock market performance data of other publicly held companies which we deemed generally comparable to ASK;

     9. reviewed the financial terms of certain other recent acquisitions of companies which we deemed generally comparable to ASK; and

    10. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by ASK, and we have further relied upon the assurances of management of ASK that they are unaware of any facts that would make the information provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of ASK.

     Based on the foregoing, it is our opinion that the Transaction is fair, from a financial point of view, to the shareholders of ASK.

                                       Very truly yours,

                                       BEAR, STEARNS & CO. INC.

                                       By: MICHAEL GRIMES